BIOPHARMX CORPORATION

September 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Tara Keating Brooks

Joseph McCann

Suzanne Hayes

Re:                             BioPharmX Corporation

Registration Statement on Form S-3

Filed Setpember 14, 2016

File No. 333-213635

Ladies and Gentlemen:

BioPharmX Corporation (the “Company”), in connection with its filing of Amendment No. 1 to its Registration Statement on Form S-3, hereby responds to the Staff’s comment raised in the Staff’s letter dated September 23, 2016.  For ease of reference, the Staff’s comment is reproduced below in its entirety, and the Company’s response immediately follows.

Incorporation of Documents by Reference, page 8

1.              Please incorporate all 8-Ks filed since the end of your latest fiscal year by reference into the S-3, as required by Item 12(a)(2) of Form S-3.

Response: The Company has revised the Registration Statement to incorporate by reference all 8-Ks filed since the end of the fiscal year.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please contact our counsel Marcelle S. Balcombe or Gregory Sichenzia at 212-930-9700.

Very truly yours,

BioPharmX Corporation

	By:	/s/ Anja Krammer
Anja Krammer
President

cc: Sichenzia Ross Friedman Ference LLP